DLA Piper LLP (US)
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Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517
December 10, 2010
VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation Amendment No. 1 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed November 15, 2010 File No. 333-167 631
Dear Mr. Mancuso:
          On behalf of our client Unilife Corporation (the “Company”), we are transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 23, 2010 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 (the “Amendment”) to the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In order to expedite your review, we have enclosed a courtesy package that includes four copies of the Amendment, which has been black-lined to show changes from last filing.
          The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement or in the Amendment, as applicable.
Incorporation by Reference of Certain Documents, page 2
1.	Please expand your response to prior comment 1 to tell us with specificity (1) from which document the disclosure required by Items 3 through 11 of Form S-1 is incorporated by reference and (2) how incorporating by reference from such documents is consistent with Item 12 of Form S-1.

Response: The Company advises the Staff that the information required by Item 11 of Form S-1 is incorporated by reference to the Company’s annual, quarterly and current reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy statement filed pursuant to Section 14 of the Exchange Act since the end of the Company’s fiscal year ended June 30, 2010, as listed in

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2010

the section entitled “Incorporation by Reference of Certain Documents” of the Amendment. The Company believes that such incorporation by reference is consistent with Item 12 of Form S-1.

With respect to the information required by Items 1 through 10 of Form S-1, the Company advises the Staff that:
•	Item 3: the summary information required by Item 3 is contained in the section entitled “Prospectus Summary” starting on page 1 of the Company’s prospectus dated June 29, 2010 contained in the original filing of the Registration Statement (the “Prospectus”), the risk factors required by Item 3 are included in the Amendment starting on page 2, and the ratio of earnings to fixed charges required by Item 3 is not applicable;

•	Item 4: the use of proceeds information required by Item 4 is contained in the section entitled “Use of Proceeds” on page 13 of the Prospectus;

•	Item 5: the information regarding determination of offering price required by Item 5 is not applicable and therefore no disclosure is provided under this item;

•	Item 6: the dilution information required by Item 6 is not applicable and therefore no disclosure is provided under this item;

•	Item 7: the selling stockholders information required by Item 7 is contained in the section entitled “Selling Stockholders” starting on page 65 of the Prospectus;

•	Item 8: the plan of distribution information required by Item 8 is contained in the section entitled “Plan of Distribution” starting on page 74 of the Prospectus;

•	Item 9: the description of securities to be registered required by Item 9 is contained in the section entitled “Description of Securities” starting on page 72 of the Prospectus; and

•	Item 10: the information regarding interests of named experts and counsel required by Item 10 is not applicable and therefore no disclosure is provided under this item.
The Company further advises the Staff that the Company has included the following statement in the section entitled “Incorporation by Reference of Certain Documents” of the Amendment:
“We also refer you to the section entitled “Prospectus Summary” starting on page 1 of the Prospectus for the prospectus summary information, to the section entitled “Use of Proceeds” on page 13 of the Prospectus for the use of proceeds information, to the section entitled “Selling Stockholders” starting on page 65 of the Prospectus for the selling stockholders information, to the section entitled “Description of Securities” starting on page 72 of the Prospectus for a description of securities, and to the section entitled “Plan of Distribution” starting on page 74 of the Prospectus for the plan of distribution information. Such sections of the Prospectus have not been reprinted in this prospectus supplement.”

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
December 10, 2010

The Company understands that the disclosure approach it is taking with respect to the information required by Items 3 through 10 is consistent with Rule 424(b) under the Securities Act, which rule provides that “[i]f a form of prospectus, other than one filed pursuant to [Rule 424(b)(1) or (b)(4)], consists of a prospectus supplement attached to a form of prospectus that previously has been filed ..., only the prospectus supplement need be filed under [Rule 424(b)], provided that the first page of each prospectus supplement includes a cross-reference to the date(s) of the related prospectus and any prospectus supplements thereto that taken together constitute the prospectus required to be delivered by Section 5(b) of the Securities Act with respect to the securities currently being offered or sold.” General Instruction II to Form S-1 also directs attention to the application of the “General Rules and Regulations under the Securities Act, particularly those comprising Regulation C (17 CFR 230.400 to 230.494) thereunder.” The Company is therefore including in the Amendment only a prospectus supplement (which, taken together with the Prospectus, constitute the prospectus required to be delivered by Section 5(b)) pursuant to Rule 424(c) and is not re-printing all the applicable information required by Items 3 through 10 of Form S-1 to the extent that such information has already been included in the Prospectus.

2.	We note your revised disclosure in response to prior comment 2 and reissue. Please update to incorporate by reference all filings required by Item 12(a)(2) to Form S-1, including your definitive proxy statement filed on October 18, 2010.

Response: In response to the Staff’s comment, the Company has updated, on page 2, the list of documents that are incorporated by reference into the Amendment, including the definitive proxy statement filed on October 18, 2010.
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          Please call the undersigned at (212) 335-4517, or Alan Shortall, CEO of the Company, at (717) 938-9323, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,
Marjorie Sybul Adams

cc:	Joseph McCann Division of Corporation Finance Securities and Exchange Commission Alan Shortall Unilife Corporation